

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 30, 2010

Deborah Andrews
Chief Financial Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

   Re: **Staar Surgical Company**
     Form 10-K for the fiscal year ended January 2, 2009
      Filed April 2, 2009
     File No. 000-11634

Dear Ms. Andrews:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief